HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011

GREGORY J. SCHMITT DIRECT DIAL: (214) 468-3375 DIRECT FAX: (214) 740-7166 EMAIL: GSCHMITT@HUNTON.COM

December 9, 2013

Mr. Christian Windsor

Special Counsel

United States Securities and Exchange Commission

101 F Street, NE

Washington, D.C. 20549

Re:	General Motors Financial Company, Inc.

Registration Statement on Form S-4

Filed October 3, 2013

File No. 333-191542 and -01

Registration Statement on Form S-4

Filed October 3, 2013

File No. 333-191543 and -01

Form 10-K for Year Ended December 31, 2012

Filed February 15, 2013

Form 10-Q for Quarter Ended June 30, 2013

Filed July 30, 2013

File No. 001-10667

Ladies and Gentlemen:

On behalf of General Motors Financial Company, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the letter of Mr. Christian Windsor, Special Counsel, dated October 30, 2013 (the “Comment Letter”), regarding the Registration Statements referenced above. The Company is filing on EDGAR these responses concurrently with the filing of Amendment No. 1 to each of the Registration Statements (the “Amendments”). The Amendments incorporate changes responsive to the comments set forth in the Comment Letter. For your convenience, we have repeated each comment in italics prior to the response.

The references to page numbers in the headings are to the original Registration Statement (File No. 333-191543), and all references to page numbers in the Company’s responses below are to Amendment No. 1 to Registration Statement (File No. 333-191543). The Company has made corresponding changes to the original Registration Statement (File No. 333-191542). All references in this letter to “exchange offer” refers to each exchange offer being registered by the applicable Registration Statement.

United States Securities and Exchange Commission

Mr. Christian Windsor

December 9, 2013

Form S-4 (file no. 333-191543 and -01)

General

1.	Please revise as necessary your filing on Form S-4 (file no. 333-191542 and -01), filed on October 3, 2013, to conform to the following comments.

Company Response:

The Company has revised its filings on Form S-4 (file no. 333-191542 and -01) to conform to the following comments.

2.	We note that you are registering the Notes and related guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters as soon as possible to facilitate the completion of our review of your registration statements.

Company Response:

The new notes are intended to be registered in reliance on the position that the Staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter,” and together with the Exxon Capital Letter and the Morgan Stanley Letter, the “Exxon Capital line of letters”). The Company has provided the Staff with supplemental letters as Appendix A and Appendix B to this letter. The supplemental letters state that the Company is registering the applicable exchange offer in reliance on the Staff’s position contained in the Exxon Capital line of letters, and include the representations contained in the Morgan Stanley Letter and the Shearman & Sterling Letter.

Prospectus Cover Page

3.

You state that the exchange offer will expire at 5:00 p.m., Eastern time, on a currently undisclosed date. Based upon the definition of the term “business day” contained in Exchange Act Rule 14d-1(g)(3), the minimum offering period must extend at

United States Securities and Exchange Commission

Mr. Christian Windsor

December 9, 2013

least through midnight of the twentieth business day. Please confirm that the offer will be open at least through midnight on the twentieth business day. See Exchange Act Rule 14e-1(a). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

Company Response:

The Company confirms that the offer will be open at least through midnight on the twentieth business day to ensure compliance with Exchange Act Rule 14e-1(a). The Company hereby further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

4.	Please disclose on the cover page that both the old notes and the exchange notes are guaranteed by AmeriCredit Financial Services, Inc. and briefly describe the guarantees.

Company Response:

The disclosure on the cover page in each Amendment has been revised to disclose that both the old notes and the exchange notes are guaranteed by AmeriCredit Financial Services, Inc., and the guarantees have been briefly described.

Disclosure Regarding Forward-Looking Statements, page i

5.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the Private Securities Litigation Reform Act of 1995 or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Company Response:

The disclosure in each Amendment has been revised on page i to remove references to the safe harbor provided in the Private Securities Litigation Reform Act of 1995.

Incorporation of Certain Documents by Reference, page i

6.	We note that your Form 8-K filed January 31, 2013 has not been incorporated by reference. Please revise to incorporate this Form 8-K or tell us why you are not required to do so. Refer to Item 11 of Form S-4.

United States Securities and Exchange Commission

Mr. Christian Windsor

December 9, 2013

Company Response:

The disclosure in each Amendment has been revised on page i to incorporate the Company’s Form 8-K filed January 31, 2013 by reference.

7.	Please revise to state that security holders must request the information incorporated by reference no later than five business days before the date they must make their investment decision. Also specify the date by which security holders must request this information. Refer to Item 2 to Form S-4.

Company Response:

The disclosure in each Amendment has been revised on page ii to provide that security holders must request the information incorporated by reference no later than five business days before the expiration of the exchange offer. The date that is five business days before the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 20

8.	Please revise to clearly disclose which operations (e.g. Brazil, China, etc.) are included in the Internal Operations columns in the pro forma balance sheet as of June 30, 2013, and the pro forma income statements for the year ended December 31, 2012 and six months ended June 30, 2012.

Company Response:

The disclosures on pages 21 – 22 have been revised to more clearly disclose which operations are included in the International Operations columns.

Risk Factors, page 29

9.	We note in your introductory paragraph the statement that there may be other risks to investing the company apart from those discussed in this section. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

United States Securities and Exchange Commission

Mr. Christian Windsor

December 9, 2013

Company Response:

The portion of the introductory paragraph referenced in the comment has been deleted. See page 29 of the Amendment.

We may experience difficulties and other challenges…, page 36

10.	Please revise to quantify the “significant one-time costs” you expect to incur in connection with the acquisition of the international operations and their related integration.

Company Response:

The disclosure on page 37 has been revised to provide a range of expected costs of between $60 and $70 million, which the Company expects will be incurred in connection with the acquisition of the international operations and their related integration.

Acquisition of the International Operations, page 45

11.	The last paragraph on page 45 states that the descriptions of the Purchase and Sale Agreement and the Share Transfer Agreement “do not purport to be complete and are qualified in their entirety by the provisions” of such agreements. While it is appropriate to direct investors to the agreements, which are incorporated into this registration statement, it is not appropriate to include incomplete disclosure. Please revise to discuss all material provisions of these agreements and to remove the suggestion that your disclosure is not materially complete.

Company Response:

The Company hereby confirms that all material provisions of the Purchase and Sale Agreement and the Share Transfer Agreement are discussed in the Registration Statement. The disclosure on page 45 of the Amendment has been revised as follows: “The foregoing contains a summary of the PSA and STA. You may find a complete copy of the PSA and the STA which are contained as Exhibit 10.10 to our Form 10-K filed with the SEC on January 15, 2013 and Exhibit 10.1 to our Form 10-Q filed with the SEC on May 2, 2013, respectively, which are incorporated by reference in this prospectus. See “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.””

United States Securities and Exchange Commission

Mr. Christian Windsor

December 9, 2013

Business

International Operations, page 58

12.	We note your disclosure that the acquisition of the remaining portion of your international operations remains subject to “certain regulatory and other approvals.” Please revise to provide more detailed disclosure regarding such approvals, including the status of the approvals.

Company Response:

The disclosure in the Amendment on page 58 has been revised to provide more detailed disclosure regarding the required regulatory and other approvals, including the status of such approvals.

The Exchange Offer

Expiration Date and Exchange Date, page 65

13.	We note your disclosure that you will publicly announce any extension of the exchange offer, which will be “communicated by no later than 5:00 p.m. Eastern Time on the next business day following the expiration date, unless applicable law or regulation requires otherwise.” Please tell us, with a view towards revised disclosure, whether any announcement of an extension will comply with the requirements of Exchange Act Rule 14e-1(d), which requires that such announcements be made by 9:00 a.m. Eastern time on the next business day after the scheduled expiration date of the offer.

Company Response:

The Company hereby confirms that any announcement of an extension will comply with the requirements of Exchange Act Rule 14e-1(d), which requires that such announcements be made by 9:00 a.m. Eastern time on the next business day after the scheduled expiration date of the offer. The disclosure on page 65 has been revised to disclose that any extension of the exchange offer will be publicly announced no later than 9:00 a.m. Eastern time on the next business day after the scheduled expiration date, unless applicable law or regulation requires otherwise.

Determination of Validity, page 67

14.	You state that you will be the “sole judge” of all questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of the tender of old notes and that your judgment will be “final and binding.” Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

United States Securities and Exchange Commission

Mr. Christian Windsor

December 9, 2013

Company Response:

The disclosure in the Amendment on page 67 has been revised to delete the language referenced in this comment and to disclose that security holders may challenge the Company’s determinations.

Modification or Termination of Exchange Offer, page 68

15.	Please revise your statement in the first paragraph on page 69 that you may assert a condition “regardless of the circumstances giving rise to such condition” to clarify, if true, that your actions or omissions to act will not give rise to a condition.

Company Response:

The disclosure in the Amendment on page 69 has been revised to clarify that the Company’s actions or omissions to act will not give rise to a condition.

Legal Matters, page 93

16.	Please provide the address of counsel pursuant to Paragraph 23 of Schedule A to the Securities Act.

Company Response:

The Company supplementally advises the Staff that the disclosure on page 93 includes the city and state of Dallas, Texas following the name of the Company’s counsel. Paragraph 23 of Schedule A to the Securities Act requires disclosure “in the registration statement” of the names and addresses of counsel who have passed on the legality of the issue. Hunton & Williams LLP’s complete address is included on the cover page of each Registration Statement and is included on the first page of the opinion that is filed as Exhibit 5.1 to each Registration Statement.

December 31, 2012 Form 10-K

Note 1. Summary of Significant Accounting Policies – Troubled Debt Restructurings, page 58

17.

You disclose that the pre-acquisition portfolio is excluded from the TDR policy since expected future credit losses were recognized in the purchase accounting for that portfolio. We note that ASC 310-40-15-11 only excludes loans included in a pool

United States Securities and Exchange Commission

Mr. Christian Windsor

December 9, 2013

and accounted for under ASC 310-30. Please confirm for us that pre-acquisition loans not included in a pool are subject to TDR accounting or tell us the accounting guidance that supports your policy. Please revise future periodic filings to clarify your policy as appropriate. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Company Response:

The Company supplementally advises the Staff that starting with the Company’s December 31, 2013 Form 10-K, the Company will expand its disclosure within Note 1 -“Summary of Significant Accounting Policies” to the consolidated financial statements included in future filings to clarify that all of the pre-acquisition portfolio was considered credit-impaired, thus subject to ASC 310-30. Accordingly, the Company will revise Note 1 as follows: “The entire pre-acquisition portfolio is included in pools that were considered to be credit-impaired and were therefore subject to ASC 310-30. Because these pools were subject to ASC 310-30, the loans in these pools are excluded from the TDR policy.”

June 30, 2013 Form 10-Q

Note 1. Summary of Significant Accounting Policies, page 6

18.	We note the disclosure of your methodology to determine the allowance for loan losses on consumer finance receivables starting at the bottom of page 7. Please revise future periodic filings to provide a more robust and detailed discussion of how you determine this allowance for loan loss. Your disclosure should discuss, as appropriate, but not be limited to:

a.	how you group loans with similar characteristics (e.g. geography, past-due status, internal risk ratings, etc.);
b.	how forecasted probable losses are determined (e.g. historical loss rates adjusted for environmental factors, migration analysis, etc.);
c.	the key qualitative factors you considered and the impact on forecasted probable losses;
d.	the time frames over which you evaluate loss experience; and
e.	the interplay between the forecasted probable losses and the loss confirmation period. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

United States Securities and Exchange Commission

Mr. Christian Windsor

December 9, 2013

Company Response:

The Company supplementally advises the Staff that starting with the Company’s December 31, 2013 Form 10-K, the Company will expand its disclosure within Note 1 – “Summary of Significant Accounting Policies” to the consolidated financial statements included in future filings to provide a more robust and detailed discussion of its methodology to determine the allowance for loan losses. See Exhibit 1 for the proposed enhanced disclosure.

19.	Please revise future periodic filings to disclose whether you accrete the purchase discount for finance receivables acquired with international operations that were considered to have no deterioration in credit quality based on contractual cash flows or expected cash flows. If you use expected cash flows, please disclose the information required by ASC 310-30-50-2 separately from your disclosure of this information for finance receivable accounted for under ASC 310-30.

Company Response:

The Company supplementally advises the Staff that the Company accretes the purchase discount for acquired finance receivables with no deterioration in credit quality based on contractual cash flows. The Company will revise its disclosure within Note 1 – “Summary of Significant Accounting Policies” to the consolidated financial statements included in future filings, starting with the December 31, 2013 Form 10-K as follows: “For the finance receivables acquired with the international operations that were considered to have no deterioration in credit quality, the existing allowance for loan losses was eliminated and the receivables were adjusted to fair value. The purchase discount will accrete to income over the life of the receivables based on contractual cash flows, using the effective interest method.”

Note 4. Finance Receivables, page 10

20.	Please revise future periodic filings to disclose the balance of the allowance for loan losses and the recorded investment in financing receivables by impairment method (i.e. collectively evaluated, individually evaluated) for your consumer portfolio. Please note that ASC 310-10-50-11C indicates that all loans that are measured for credit impaired under ASC 310-10-35, which includes TDRs, should be disclosed as amounts individually evaluated for impairment. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Company Response:

The Company supplementally advises the Staff that in future filings, starting with the Company’s December 31, 2013 Form 10-K, the Company will revise the note to the consolidated financial statements titled “Finance Receivables” to separately disclose the balance of the allowance for loan losses and the recorded investment in financing receivables by impairment method. See Exhibit 2 for the proposed enhanced disclosure.

United States Securities and Exchange Commission

Mr. Christian Windsor

December 9, 2013

21.	Noting the significant amount of principal collections on commercial finance receivables, please revise MD&A in future periodic filings to describe the typical terms and payment structures of commercial loans and/or otherwise explain why the loans appear to be paying off quickly. Additionally, please discuss your expectations regarding commercial loan payoff trends in future periods. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Company Response:

The Company supplementally advises the Staff that in future filings starting with the Company’s December 31, 2013 Form 10-K, the Company will expand its disclosure in MD&A surrounding typical payment terms and payment structures for its commercial finance receivables. Accordingly the Company will include the following: “We require payment of the principal amount financed for a vehicle upon its sale or lease by the dealer to the retail customer. Upon the sale of the collateral, the dealer must repay the advance on the sold vehicle according to the repayment terms. Typically, the dealer has two to ten business days to repay an advance on a sold vehicle, depending on the timing of the receipt of the sale proceeds. These repayment terms can vary based on the dealer’s risk rating. As a result, funds advanced may be repaid in a short time period, depending on the length of time the dealer holds the vehicle until its sale.”

22.	Noting the low allowance for loan losses as a percentage of commercial finance receivables outstanding at June 30, 2013, please revise MD&A in future periodic filings to discuss your expectations for allowance for loan loss trends on commercial loans. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Company Response:

The Company supplementally advises the Staff that in future filings starting with the Company’s December 31, 2013 Form 10-K, the Company will include the following description in the MD&A to discuss allowance for loan loss trends on commercial loans: “Expected losses on our commercial loans are lower than expected losses on our consumer loans. The consumer loan portfolio in our North America Segment primarily consists of sub-prime receivables. Our commercial loans are to dealer customers. Each commercial loan is highly collateralized and secured by financed vehicles and/or other dealership assets and, in many cases, includes the continuing personal guarantee of the dealership’s ownership. Furthermore, our

United States Securities and Exchange Commission

Mr. Christian Windsor

December 9, 2013

loss exposure upon dealer default is minimized due to the manufacturers’ repurchase obligation which requires the manufacturer to repurchase new vehicle inventory according to manufacturer or state parameters, thus minimizing any loss due to dealer default.”

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or the Amendments or if we can be of service in facilitating your review.

Sincerely,

/s/ Gregory J. Schmitt
Gregory J. Schmitt

cc:	Frank E. Brown III, Esq.

L. Steven Leshin, Esq.

Exhibit 1

(within Note 1 Summary of Significant Accounting Policies”)

Finance Receivables

Our finance receivables are reported in two portfolios: pre-acquisition and post-acquisition. The pre-acquisition finance receivables portfolio is comprised of (i) finance receivables originated in North America prior to the October 1, 2010 merger with General Motors Company (“GM”), all of which were considered to have had deterioration in credit quality, and (ii) finance receivables that were considered to have had deterioration in credit quality that were acquired with the international operations. The pre-acquisition portfolio will decrease over time with the natural amortization of the acquired receivables.

The post-acquisition finance receivables portfolio is comprised of (i) finance receivables originated in North America since the merger with GM, (ii) finance receivables originated in the international operations since the applicable acquisition dates and (iii) finance receivables that were considered to have had no deterioration in credit quality that were acquired with the international operations. The post-acquisition portfolio is expected to grow over time as we originate new receivables.

Pre-Acquisition Finance Receivables

Following the merger with GM and the acquisition of the international operations, we further divided the pre-acquisition finance receivables into multiple pools based on common risk characteristics. Through acquisition accounting adjustments, the allowance for loan losses that existed at the merger and the acquisition dates was eliminated and the receivable pools were adjusted to their respective fair values. The pre-acquisition finance receivables were acquired at a discount, which contains two components: a non-accretable difference and an accretable yield. A non-accretable difference is the excess of contractually required payments (undiscounted amount of all uncollected contractual principal and interest payments, both past due and scheduled for the future) over the amount of cash flows, considering the impact of defaults and prepayments, expected to be collected. An accretable yield is the excess of the cash flows, considering the impact of defaults and prepayments, expected to be collected over the initial investment in the loans, which at the acquisition date was fair value. The accretable yield is recorded as finance charge income over the life of the acquired receivables.

Any deterioration in the performance of the pre-acquisition finance receivables from their expected performance will result in an incremental provision for loan losses. Improvements in the performance of the pre-acquisition finance receivables due to a significant increase in actual or expected cash flows will result first in the reversal of any incremental related allowance for loan losses and then in a transfer of the excess cash flows from the non-accretable difference to accretable yield, which will be recorded as finance charge income over the remaining life of the receivables.

Once a pool of loans is assembled, the integrity of the pool is maintained. A loan is removed from a pool only if it is sold (other than to a consolidated VIE), paid in full, or written off. Our policy is to remove a loan individually from a pool based on comparing any amount received upon disposition of the loan or underlying collateral with the contractual amount remaining due. The excess of the contractual amount remaining due over the amount received upon its disposition is absorbed by the non-accretable difference. This removal method assumes that the amount received approximates pool performance expectations. The remaining accretable yield balance is unaffected and any material change in remaining effective yield caused by this removal method is addressed by our quarterly cash flow evaluation process for each pool. For loans that are resolved by payment in full, there is no reduction in the amount of non-accretable difference for the pool because there is no difference between the amount received and the contractual amount of the loan.

Post-Acquisition Finance Receivables and Allowance for Loan Losses

Finance receivables originated in North America since our October 1, 2010 merger with GM and in the international operations since the applicable acquisition dates are carried at amortized cost, net of allowance for loan losses. Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at levels considered adequate to cover probable credit losses inherent in our finance receivables.

Our consumer finance receivables portfolio consists of smaller-balance, homogeneous loans, (Company Response A) divided into two primary portfolio segments: finance receivables originated in the North America Segment and finance receivables originated in the International Segment. Each of these portfolios is further divided into pools based on common risk characteristics, such as origination year, contract type, and geography, which are collectively evaluated for impairment. Troubled debt restructurings (“TDR’s”) are considered impaired and are the only finance receivables individually evaluated for impairment. In assessing the risk rating of a particular consumer finance receivable for individually impaired loans such as TDR’s, among the factors we consider are the financial condition of the borrower, geography, collateral performance, historical loss experience, and industry-specific information that management believes is relevant in determining the occurrence of a loss event and measuring impairment. These factors are based on an evaluation of historical and current information, and involve subjective assessment and interpretation.

(Company Response B) The component of the allowance for consumer finance receivables that we collectively evaluate for impairment is based on a statistical calculation, which is supplemented by management judgment. The allowance is aggregated for each of the portfolio segments.

GM Financial uses a combination of forecasting methodologies to determine the allowance for loan losses, including roll rate modeling and static pool modeling techniques. A roll rate model is generally used to project near term losses and static pool models are generally used to project losses over the remaining life. Probable losses are estimated for groups of accounts aggregated by past-due status and origination month. (Company Response D) Generally, loss experience over the last 10 years is evaluated. Recent performance is more heavily weighted when determining the allowance to result in an estimate that is more reflective of the current internal and external environments. (Company Response C) Factors that are considered when estimating the allowance include historical delinquency migration to loss, probability of default (“PD”) and loss given default (“LGD”). PD and LGD are specifically estimated for each monthly vintage (ie group of originations) in cases where vintage models are used. PD is estimated based on expectations that are aligned with internal credit scores. LGD is projected based on historical trends experienced over the last 10 years, weighted toward more recent performance in order to consider recent market supply and demand factors that impact wholesale used vehicle pricing. While forecasted probable losses are quantitatively derived, we assess the recent internal operating and external environments and may qualitatively adjust certain assumptions to result in an allowance that is more reflective of losses that are expected to occur in the current environment.

We also use historical charge-off experience to determine a loss confirmation period (“LCP”). (Company Response E) The LCP is a key assumption within our models and represents the average amount of time between when a loss event first occurs to when the receivable is charged-off. This LCP is the basis of our allowance and is applied to the forecasted probable credit losses to determine the amount of losses we believe exist at the balance sheet date.

We believe these factors are relevant in estimating incurred losses and also consider an evaluation of overall portfolio credit quality based on indicators such as changes in our credit evaluation, underwriting and collection management policies, changes in the legal and regulatory environment, general economic conditions and business trends and uncertainties in forecasting and modeling techniques used in estimating our allowance. We update our consumer loss forecast models and portfolio indicators on a quarterly basis to incorporate information reflective of the current economic environment.

Assumptions regarding credit losses and loss confirmation periods are reviewed periodically and may be impacted by actual performance of finance receivables and changes in any of the factors discussed above. Should the credit loss assumption or loss confirmation period increase, there would be an increase in the amount of allowance for loan losses required, which would decrease the net carrying value of finance receivables and increase the amount of provision for loan losses.

For the finance receivables acquired with the international operations that were considered to have no deterioration in credit quality, the existing allowance for loan losses was eliminated and the receivables were adjusted to fair value. The purchase discount will accrete to income over the life of the receivables, based on the effective interest method. Provisions for loan losses are charged to operations in amounts equal to net credit losses for the period. Any deterioration in the performance of the acquired receivables will result in an incremental provision for loan losses.

Exhibit #2

Note 4. Finance Receivables

Below is information about finance receivables that have been divided into two portfolios: pre-acquisition and post-acquisition. See Note 1 - “Summary of Significant Accounting Policies.”

The total finance receivables portfolio consists of the following (in millions):

	September 30, 2013			December 31, 2012
	North America	International	Total	North America
Consumer
Pre-acquisition consumer finance receivables - outstanding balance	$1,154	$445	$1,599	$2,162

Pre-acquisition consumer finance receivables, carrying value	$1,028	$424	$1,452	$1,958
Post-acquisition consumer finance receivables, collectively evaluated for impairment, net of fees	9,680	7,352	17,665	8,603
Post-acquisition consumer finance receivables, individually evaluated for impairment, net of fees	633			228

	11,341	7,776	19,117	10,789
Less: allowance for loan losses - collective	(365)	(14)	(379)	(313)
Less: allowance for loan losses - specific	(88)		(88)	(32)

Total consumer finance receivables, net	10,888	7,762	18,650	10,444

Commercial
Commercial finance receivables, collectively evaluated for impairment, net of fees	1,355	3,812	5,167	560
Commercial finance receivables, individually evaluated for impairment, net of fees	2	77	79
Less: allowance for loan losses - collective	(12)	(13)	(25)	(6)
Less: allowance for loan losses - specific	(1)	(3)	(4)

Total commercial finance receivables, net	1,344	3,873	5,217	554

Total finance receivables, net	$12,232	$11,635	$23,867	$10,998

Appendix A

General Motors Financial Company, Inc.

801 Cherry Street

Suite 3500

Fort Worth, Texas 76102

December 9, 2013

United States Securities and Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Re:	General Motors Financial Company, Inc. and

AmeriCredit Financial Services, Inc. (together, the “Registrants”)

Exchange Offer Pursuant to Registration Statement on Form S-4

File No: 333-191542

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Registration Statement on Form S-4 relating to the offer to exchange the Company’s 4.75% Senior Notes due 2017 ($1,000,000,000 principal amount), which have been registered under the Securities Act of 1933, as amended, pursuant to such Registration Statement, for the Company’s outstanding 4.75% Senior Notes due 2017 ($1,000,000,000 principal amount) (the “Exchange Offer”). The Registrants hereby inform the Staff that they are registering the Exchange Offer in reliance on the Staff’s position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991) and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above-referenced Registration Statement.

The Registrants have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the Exchange Offer and to the best of each Registrant’s information and belief, each entity participating in the Exchange Offer is acquiring the exchange notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a

801 Cherry Street, Suite 3500 – Fort Worth, TX 76102

distribution of the exchange notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Registrants will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds original notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such original notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of exchange notes held by the broker-dealer).

The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the exchange notes; and (ii) if the exchange offeree is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such original notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that the broker-dealer has not entered into any arrangement or understanding with any of the Registrants or an affiliate of any of the Registrants to distribute the exchange notes.

801 Cherry Street, Suite 3500 – Fort Worth, TX 76102

Very truly yours,

General Motors Financial Company, Inc.

By:	/s/ Frank E. Brown III
Name:	Frank E. Brown III
Title:	Senior Vice President, Corporate Counsel and Secretary

AmeriCredit Financial Services, Inc.

By:	/s/ Frank E. Brown III
Name:	Frank E. Brown III
Title:	Senior Vice President, Corporate Counsel and Secretary

801 Cherry Street, Suite 3500 – Fort Worth, TX 76102

Appendix B

General Motors Financial Company, Inc.

801 Cherry Street

Suite 3500

Fort Worth, Texas 76102

December 9, 2013

United States Securities and Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Re:	General Motors Financial Company, Inc. and

AmeriCredit Financial Services, Inc. (together, the “Registrants”)

Exchange Offer Pursuant to Registration Statement on Form S-4

File No: 333-191543

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Registration Statement on Form S-4 relating to the offer to exchange the Company’s (i) 2.75% Senior Notes due 2016 ($1,000,000,000 principal amount), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Company’s outstanding 2.75% Senior Notes due 2016 ($1,000,000,000 principal amount), (ii) 3.25% Senior Notes due 2018 ($750,000,000 principal amount), which have been registered under the Securities Act pursuant to such Registration Statement, for the Company’s outstanding 3.25% Senior Notes due 2018 ($750,000,000 principal amount), and (iii) 4.25% Senior Notes due 2023 ($750,000,000 principal amount), which have been registered under the Securities Act pursuant to such Registration Statement, for the Company’s outstanding 4.25% Senior Notes due 2023 ($750,000,000 principal amount) (collectively, the “Exchange Offer”). The Registrants hereby inform the Staff that they are registering the Exchange Offer in reliance on the Staff’s position enunciated in “Morgan Stanley & Co., Incorporated,” SEC No-Action Letter (available June 5, 1991) and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”). Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above-referenced Registration Statement.

The Registrants have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the Exchange Offer and to the best of each Registrant’s information and belief, each entity participating in the Exchange

801 Cherry Street, Suite 3500 – Fort Worth, TX 76102

Offer is acquiring the exchange notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the exchange notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Registrants will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds original notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such original notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of exchange notes held by the broker-dealer).

The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the exchange notes; and (ii) if the exchange offeree is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such original notes pursuant to the Exchange Offer. The transmittal letter or similar documentation also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the transmittal letter will also include a representation that the broker-dealer has not entered into any arrangement or understanding with any of the Registrants or an affiliate of any of the Registrants to distribute the exchange notes.

801 Cherry Street, Suite 3500 – Fort Worth, TX 76102

Very truly yours,

General Motors Financial Company, Inc.

By:	/s/ Frank E. Brown III
Name:	Frank E. Brown III
Title:	Senior Vice President, Corporate Counsel and Secretary

AmeriCredit Financial Services, Inc.

By:	/s/ Frank E. Brown III
Name:	Frank E. Brown III
Title:	Senior Vice President, Corporate Counsel and Secretary

801 Cherry Street, Suite 3500 – Fort Worth, TX 76102